                                                Filed Pursuant to rule 424(b)(3)
                                                        Registration # 333-52356


PROSPECTUS


                             COMFORCE Corporation
                        555,628 Shares of Common Stock


     This prospectus relates to 555,628 shares of common stock of COMFORCE Corporation that may be sold from time to time by the selling stockholders named in this prospectus. These shares are issuable to the selling stockholders upon the exercise by them of options they received in connection with their settlement of litigation with COMFORCE.

     The common stock is traded on the American Stock Exchange under the symbol CFS. On December 15, 2000, the last reported sale price of the common stock on the American Stock Exchange was $1.75 per share.

     Investing in the common stock involves certain risks. You should carefully consider the risk factors beginning on page 2. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                             COMFORCE Corporation
                           415 Crossways Park Drive
                                 P.O. Box 9006
                           Woodbury, New York 11797
                                (516) 437-3300



               The date of this Prospectus is January 10, 2001.

                               TABLE OF CONTENTS

                                                                       Page
Risk Factors..........................................................   2
Where You Can Find More Information...................................   7
The Company...........................................................   7
Use of Proceeds.......................................................   9
Selling Stockholders..................................................   9
Method of Sale........................................................   9
Legal Matters.........................................................  10
Experts...............................................................  10

                                 RISK FACTORS

     Before you invest in the common stock, you should consider carefully the following factors, in addition to the other information contained in this prospectus. In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected or suggested in any forward-looking statement. The factors discussed below and the other factors discussed in this prospectus could cause or contribute to such differences. Other factors which we have not yet identified could also cause or contribute to such differences.

Our share price has been volatile and could be further impacted by the shares offered in this offering.

     From time to time, the market price for our common stock has been, and may continue to be, volatile. The market price may fluctuate because of our quarterly operating results, the operating results of other staffing companies, changes in general conditions in the economy, the financial markets or the staffing industry, natural disasters or other developments. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     In addition, a substantial number of shares of our common stock is being offered for resale as a part of this offering. The sale of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline.

Our high level of debt could adversely affect our ability to compete, limit our ability to borrow and heighten our vulnerability to adverse economic conditions.

     We have a very high level of debt. Our level of debt could have important consequences to you, including the following:

 .    we will have to use a substantial portion of our cash flow from operations to pay for debt service, rather than for operations or growth;

 .    our competitors with less debt could have a competitive advantage;

 .    we could be more vulnerable to economic downturns and less able to take advantage of significant business opportunities or react to changes in market or industry conditions;

 .    we will be vulnerable to increases in interest rates to the extent of borrowings under our bank credit facility; and

 .    we may have to dispose of material assets or operations or refinance our debt to meet our debt service obligations.

Our failure to generate sufficient cash flows to support our amortization charges could require a write-off that adversely affects our financial condition and results of operations.

     More than 50% of our total assets are intangible assets. These intangible assets substantially represent amounts attributable to goodwill recorded in connection with our acquisitions and are generally amortized over a five to 40 year period. This amortization results in significant annual charges. Various factors could impact our ability to generate the cash flows necessary to support this amortization schedule, including

 .    fluctuations in the economy;

 .    the degree and nature of competition;

 .    demand for our services; and

 .    our ability to integrate the operations of acquired businesses, to recruit and place staffing professionals and to maintain gross margins in the face of pricing pressures.

     If we fail to generate sufficient cash flows to support the amortization charge, an impairment of the asset may occur. The resulting write-off could have a material adverse effect on our business, financial condition and results of operations.

The terms of the agreements governing our debt could constrain us in our operations and in pursuing corporate opportunities.

     The agreements governing the public debt obligations of our COMFORCE Operating, Inc. subsidiary, and the credit facility to which we and our subsidiaries are parties, contain restrictions that affect our ability to incur debt, make distributions, make acquisitions, create liens, make capital expenditures and affiliate payments and pay dividends. They also require us to limit our capital expenditures, affiliate payments and dividends. In addition, our credit facility requires us to meet specified financial ratios and tests.

     Events beyond our control may affect our ability to comply with these covenants and restrictions, and we may not achieve operating results that will comply with the financial ratios and tests. If we do not comply with these covenants and restrictions, an event of default could occur. An event of default under any of our financing agreements could have a material adverse effect on our business and financial condition if it is not cured or waived.

We may be unable to charge our customers for higher costs of employing staffing personnel.

     We must pay unemployment insurance premiums and workers' compensation benefits for our billable employees. The states in which our employees perform services set unemployment insurance premiums annually. These premiums could increase for various reasons, including increased levels of unemployment and the lengthening of periods for which unemployment compensation is available. Workers' compensation costs may increase if the various states in which we conduct operations raise their required levels of compensation or liberalize allowable claims. We are focusing on efforts to reduce our potential exposure to such claims. We are largely self-insured with respect to workers' compensation claims, but we maintain an umbrella insurance policy limiting our exposure for self-insured claims to $250,000 per claim and a total of $2.9 million in any year. However, we may incur costs related to workers' compensation claims at rates higher than anticipated if we experience an increase in the number or the severity of claims.

     Our costs could also increase as the result of any future health care reforms. Certain federal and state legislative proposals have included provisions extending health insurance benefits to billable employees who do not presently receive such benefits.

     We may not be able to increase the fees charged to our customers to an amount sufficient to cover increased costs related to workers' compensation, unemployment insurance and health care reforms or other employment-related regulatory changes.

We have incurred losses in two of the last three years and we may continue to incur losses.

     On a historical basis, we had net losses in two of the last three fiscal years. We had net losses of $2.0 million for 1999 and $3.7 million for 1997 and net income of $0.8 million for 1998. In addition, we had a net loss before extraordinary gains of $952,000 for the nine months ended September 30, 2000. Our operations may not be profitable in the future.

We could face liability for the misconduct of our employees or for claims made by them in the workplace.

     Contingent staffing and consulting firms are in the business of employing people and placing them in the workplaces of other businesses. A risk of such activity includes possible claims by our customers of employee misconduct or negligence, claims of discrimination or harassment, claims relating to employment of illegal aliens and other similar claims. We have implemented policies and guidelines to minimize our exposure to these risks. However, failure to follow these policies and guidelines may result in negative publicity. In addition, we could be required to pay money damages or fines. Although historically we have not had any significant problems in this area, we may experience such problems in the future.

     We are also exposed to liability for actions taken by our employees while on assignment, such as damage caused by their errors, misuse of customer proprietary information or theft of customer property. We maintain insurance to limit our exposure to these risks. However, because of the nature of our assignments, in particular the access of our employees to customer information systems and confidential information, and the potential liability for improper acts by employees, insurance coverage may not continue to be available or may not be adequate to cover any such liability.

Fluctuations in the general economy could reduce demand for our services.

     The general level of economic activity in the country significantly affects demand for staffing and consulting services. Companies use staffing and consulting services to manage personnel costs and changes in staffing needs, in part due to business fluctuations. When economic activity increases, employers often add employees from staffing and consulting companies before they hire full-time employees. During such times, there is intense competition among staffing and consulting companies for qualified personnel for placement, and we may not be able to recruit and retain sufficient personnel to meet the needs of our clients. Conversely, as economic activity slows, companies may choose to reduce their usage of employees from staffing and consulting companies before laying off their regular employees.

Heightened competition for staffing personnel and customers could adversely impact our business.

     The contingent staffing and consulting industry is highly competitive. Heightened competition for customers as well as for contingent personnel could adversely impact our business in several ways:

 .    We may need to reduce our current fee scales without being able to reduce the personnel costs of our billable employees.

 .    Large, traditional staffing companies have begun to enter the specialty staffing and consulting sector. As a result, margins may decrease, particularly for the less highly skilled personnel in that sector.

 .    Barriers to entry in the contingent staffing business are low, and we could experience competition from additional competitors entering the business.

 .    We may not be able to fulfill our customers' needs because of shortages of qualified personnel, which currently exist in some specialty sectors and could continue to occur in the future.

 .    Customers could employ personnel directly (rather than using our services)
     to ensure the availability of such personnel.

     Some of our competitors have greater marketing, financial and personnel resources than we do and could offer increased competition. We expect that the level of competition will remain high in the future and that this competition could affect our margins, which could have a material adverse effect on our business, financial condition and results of operations.

The loss of key personnel could adversely affect our operations.

     We depend in a significant way on our management. Our success depends upon the availability and performance of John Fanning, our Chairman and Chief Executive Officer, and Harry Maccarrone, our Executive Vice President and Chief Financial Officer. The loss of the services of either of these key persons could have a material adverse effect upon our operations.

Control by insiders could inhibit a third party from seeking to acquire us.

     John Fanning, our Chairman and Chief Executive Officer, and Harry Maccarrone, our Executive Vice President and Chief Financial Officer, together currently control approximately 30% of our outstanding common stock. As a result, they will have a significant influence on all issues submitted to our stockholders. This concentration of ownership could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire control of us.

Our board's ability to authorize and issue new classes of preferred stock could be used to discourage a takeover.

     Our certificate of incorporation and bylaws authorize the issuance of preferred stock and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of COMFORCE, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices and other transactions that they may deem to be in their best interests. In particular, preferred stock

 .    has a preferred position over the common stock in liquidation;

 .    generally has the right to a fixed or minimum dividend before any dividend is paid or accrued on the common stock;

 .    may have the right to approve certain extraordinary corporate matters; and

 .    could contain terms that would

     .    delay or prevent a change in control of COMFORCE;

     .    make removal of our present management more difficult;

     . restrict the payment of dividends and other distributions to the holders of common stock; and

     . make it more difficult for a hostile acquiror to gain control of COMFORCE.

Our business is dependent on our ability to attract staffing personnel.

     Our business depends on our ability to attract and retain personnel who possess the skills and experience necessary to meet the staffing and consulting requirements of our customers. Competition for individuals with proven skills in certain areas, particularly information technology, is intense. We compete for such individuals with other contingent staffing and consulting firms, systems integrators, providers of outsourcing services, computer systems consultants, customers and personnel agencies. We must continually evaluate and upgrade our base of available personnel to keep pace with customers' changing needs and emerging technologies. We may not be able to continue to attract qualified personnel in sufficient numbers and on acceptable economic terms. In addition, although the employment agreements we have entered into contain non-compete covenants, we may not be able to effectively enforce such agreements against our former employees.

A significant portion of our revenues are attributable to a few key customers the loss of which could adversely affect our operations.

     As is common in the staffing industry, our engagements to provide services to our customers are generally non-exclusive, of a short-term nature and subject to termination by the customer with little or no notice, although some of our business is done through long-term contracts and contracts that provide us with the first opportunity to supply the personnel required by the customer. During 1999, our four largest customers accounted for approximately 28% of our revenues. We also have numerous other significant customers. The loss of or a material reduction in the revenues from any of our significant customers could have a material adverse effect on our business, results of operations and financial condition.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any document filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing the SEC at the address in the previous sentence. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov".

     The SEC allows us to incorporate by reference information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

 .    Our Annual Report on Form 10-K for the year ended December 31, 1999.

 .    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

 .    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000

 .    Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000

 .    Our Current Report on Form 8-K dated December 19, 2000.

 .    The description of our common stock contained in our Form 8-A dated October
     10, 1985, as amended by Amendment No. 1 on Form 8A/A dated July 25, 1997.

 .    All other documents filed by us pursuant to Section 13(a), 13(c), 14 or
     15(d) of the Exchange Act after the date of this prospectus and prior to termination of this offering of common stock.

     You may request a copy of any of these documents, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or telephoning us at the following address:

     COMFORCE Corporation
     Attention: Linda Annicelli
     415 Crossways Park Drive
     P.O. Box 9006
     Woodbury, New York 11797
     (516) 437-3300

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone else to provide you with different information.

                                  THE COMPANY

     We are a leading provider of specialty staffing, consulting and outsourcing services, primarily to Fortune 500 companies for their information technology, telecommunications, scientific and engineering-related needs. Through a national network of 62 offices (47 company-owned and 15 licensed), we recruit and place highly skilled contingent personnel and provide financial and outsourcing services for a broad customer base, including Sun Microsystems, Bellsouth Telecommunications, Inc. and Microsoft Corporation. Since entering the staffing services business in 1995, we have grown significantly through a combination of acquisitions and internal growth. Our contingent labor force consists primarily of computer programmers, systems consultants and analysts, engineers, technicians, scientists, researchers and skilled office support personnel.

     We operate in two business segments -- Staff Augmentation and Financial Services. The Staff Augmentation segment provides Information Technology (IT), Telecom and Staffing services. The Financial Services segment provides outsourcing and consulting services. A description of the types of services provided by each segment follows:

     Staff Augmentation Segment

     . Information Technology. In the IT field, we provide highly skilled programmers, help desk personnel, systems consultants and analysts, software engineers and project managers for a wide range of technical assignments, including client server, mainframe, desktop services and Internet/Intranet. In addition to these staffing services, we provide non-recruited payrolling services to certain of our IT customers.

     . Telecom. We provide skilled Telecom personnel to plan, design, engineer, install and maintain wireless and wireline telecommunications systems, including cellular, PCS, microwave, radio, satellite and other networks.

     . Staffing. We provide Technical Staffing services for national laboratory research in such areas as environmental safety, alternative energy source development and laser technology, and provide highly-skilled labor meeting diverse commercial needs in the avionics and aerospace, architectural, automotive, energy and power, pharmaceutical, marine and petrochemical fields. In the Professional Staffing field, we provide highly specialized professional chemists, biologists, engineers, laboratory instrumentation operators, technicians and others to companies involved in pharmaceutical, environmental, biotech and processing businesses. We also recruit and train skilled clerical personnel who provide more traditional services for medical office, legal and accounting professionals.

     Financial Services Segment

     . PrO Unlimited. Through our PrO Unlimited subsidiary, we provide confidential consulting and conversion services to companies that require assistance in complying with regulations associated with the use of independent contractors, returning retirees and consultants. If appropriate, we may become the employer of some or all of these clients, staff (on a non-recruited basis) and provide various services for these employees, including preparing payrolls, withholding taxes and tracking hours and vacation and sick days.

     . Funding and Support Services. We provide payroll funding services and back office support to independent consulting and staffing companies. Our back office services include payroll processing and billing, preparation and analysis of various management reports, payment of all federal, state and local payroll taxes and preparation and filing of quarterly and annual payroll tax returns for the contingent personnel employed and placed by independently owned and operated staffing and consulting firms. In providing payroll funding services, we purchase the accounts receivable of independent staffing firms and receive payments directly from these firms' clients.

                                USE OF PROCEEDS

     COMFORCE will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, COMFORCE will receive the amount of the exercise price of the options if and when the options are exercised and the shares are purchased by the selling stockholders.


                             SELLING STOCKHOLDERS

     The security holders listed below and any permitted transferee, pledgee or assignee of this holder named in any supplement to this prospectus are offering for resale 555,628 shares of common stock. We undertake to file a supplement to name as a selling stockholder any such subsequent permitted holder of these shares of common stock. The table below sets forth information as of the date of this prospectus concerning the beneficial ownership of common stock by each selling stockholder named below.


                                   Before the Offering                                       After the Offering
                     Shares Beneficially         Percentage of                  Shares Beneficially        Percentage of
Name of Selling             Owned                 Beneficial                           Owned                 Beneficial
Stockholder                                        Ownership                                                  Ownership
---------------------------------------------------------------------------------------------------------------------------
Austin Iodice            370,419 (1)                2.2% (2)                           0 (3)                    0% (3)
Anthony Giglio           185,209 (1)                1.1% (2)                           0 (3)                    0% (3)

(1) These shares of common stock are issuable upon the exercise of currently exercisable options at an exercise price of $0.6625 per share, which options expire on March 15, 2006. All of these shares are registered for resale under the registration statement of which this prospectus is a part.

(2) As a percentage of all of our issued and outstanding shares of common stock plus the shares issuable to the selling shareholder for whom the percentage is calculated and for no other person.

(3) Assumes that all of the shares registered for resale will be sold as part of this offering.


                                METHOD OF SALE

     The selling stockholders may offer and sell the shares of common stock to which this prospectus relates from time to time in one or more types of transactions (which may include block transactions) on the American Stock exchange, where our common stock is listed for trading under the symbol CFS, in other markets where our common stock is traded, in negotiated transactions, through put or call options transactions, through short sales transactions, or through a combination of such methods of sale. The selling stockholders will sell the common stock at prices which are current when the sales take place or at other prices to which the parties agree. The selling stockholders may use brokers or dealers to sell the shares, and will pay any brokerage fees or commissions relating to sales in amounts to be negotiated by the parties prior to sale. The selling stockholders and any brokers or dealers participating in the sale of the common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any discounts and commissions received by them and any profit realized by them on the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Some shares may also be sold by other people or entities that have received the shares from the selling stockholders by gift, by operation of law, including the laws of descent and distribution, or by other transfers or assignments.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided the selling stockholders meet the criteria and conform to the requirements of this rule.


                                 LEGAL MATTERS

     Doepken, Keevican & Weiss Professional Corporation, Pittsburgh, Pennsylvania, will render a legal opinion on the validity of the common stock being offered.


                                    EXPERTS

     The consolidated balance sheet of COMFORCE Corporation and Subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity, cash flows and financial statement schedule for the year ended December 31, 1999 are incorporated in this prospectus and registration statement by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.